The GCG Trust
1001 Jefferson Street, Wilmington, DE  19801               Tel:  (302) 576-3400
                                                           Fax:  (302) 576-3540


                                                 March 26, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:       The GCG Trust -- CIK No. 0000837276
              Request for Withdrawal of Amendment to
              Registration Statement on Form N-1A
              File No. 33-23512, 811-5629
              ---------------------------------------

Ladies and Gentlemen:

    On March 3, 1998 at 15:05, the GCG Trust (the "Trust") filed Post-Effective Amendment No. 37 (Accession No. 0000837276-98-000087) on Form N-1A in error. This filing was made as Amendment No. 36 due to Registrant's belief that a previous attempt to file (Accession No. 0000837276-98-000085) Post-Effective Amendment No. 36 had been suspended. Unaware that Post-Effective Amendment No. 36 had been accepted and that the error messages received were merely warnings, the Form N-1A was corrected and filed again thereby placing two copies of the N-1A within the EDGAR system for review. We request on behalf of the Trust pursuant to Rule 477(a) of the Securities Act of 1933 that Post-Effective Amendment No. 37 be withdrawn. No fees are required in connection with this filing.

    If  you have  any questions  or comments, please contact the undersigned at
(302) 576-3516.


                                       Sincerely,

                                       /s/ Marilyn Talman

                                       Marilyn Talman
                                       Assistant Secretary